Exhibit 5.2

November 19, 2015

Time Warner Inc.

One Time Warner Center

New York, NY 10019

Historic TW Inc.

One Time Warner Center

New York, NY 10019

Home Box Office, Inc.

1100 Avenue of the Americas

New York, NY 10036

Turner Broadcasting System, Inc.

One CNN Center

Atlanta, GA 30303

Re:	Turner Broadcasting System, Inc.

Ladies and Gentlemen:

I have acted as counsel for Turner Broadcasting System, Inc., a Georgia corporation (“TBS”), in connection with the public offering and sale by Time Warner Inc., a Delaware corporation (the “Company”), of $600,000,000 aggregate principal amount of the Company’s 3.875% Notes due 2026 (the “Notes”) and $300,000,000 aggregate principal amount of the Company’s 4.85% Debentures due 2045 (the “Debentures” and, together with the Notes, the “Debt Securities”), to be issued pursuant to the Indenture dated as of March 11, 2010 (as from time to time amended or supplemented, the “Indenture”), among the Company, Historic TW Inc., a Delaware corporation (“Historic TW”), Home Box Office, Inc., a Delaware corporation (“HBO”), and TBS and The Bank of New York Mellon, as trustee (the “Trustee”). Pursuant to the Indenture, the Debt Securities will be fully, irrevocably and unconditionally guaranteed by Historic TW, and Historic TW’s guarantee of the Debt Securities will be fully, irrevocably and unconditionally guaranteed by HBO and TBS. The guarantee by TBS of Historic TW’s guarantee of the Debt Securities is referred to herein as the “TBS Guarantee.”

November 19, 2015

In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for the purposes of this opinion, including, among other things, (a) the Articles of Restatement of TBS, as amended and in effect on February 1, 2010 and March 11, 2010, (b) the Amended and Restated Articles of Incorporation of TBS, as in effect on February 15, 2013 and the date hereof, (c) the By-Laws of TBS, as amended and in effect on February 1, 2010 to the date hereof, (d) the Indenture and (e) resolutions adopted by the Board of Directors of TBS by unanimous written consent on February 1, 2010, February 15, 2013, March 26, 2015, April 30, 2015 and September 28, 2015.

Based on the foregoing and subject to the qualifications hereinafter set forth, I am of the opinion as follows:

1.	TBS is a corporation validly existing and in good standing under the laws of the State of Georgia.

2.	The Indenture and the TBS Guarantee have been duly authorized, executed and delivered by TBS.

I am admitted to practice in the State of Georgia, and I express no opinion as to any matters governed by any law other than the laws of the State of Georgia and the federal laws of the United States of America.

I am furnishing this opinion to you solely for your benefit. I hereby consent that Cravath, Swaine & Moore LLP may rely upon this opinion as if it were addressed to them. This opinion may not be relied upon by any other person or for any other purpose or used, circulated, quoted or otherwise referred to for any other purpose.

I hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission (the “Commission”) in connection with the registration of the Debt Securities. In giving such consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission as promulgated thereunder.

Very truly yours,

/s/ Louise S. Sams

Louise S. Sams